

New York Stock Exchange
11 Wall Street
New York, NY 10005

May 10, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Quadratic Interest
Rate Volatility and Inflation Hedge ETF, shares of beneficial interest, no par value of
KraneShares Trust under the Exchange Act of 1934.

Sincerely,

Ben Sawyer